UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16 2-2-4,

Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Annual General Meeting

In connection with the annual general meeting of shareholders of TOYO Co., Ltd, a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy Card and Notice of 2025 Annual General Meeting of Shareholders, dated November 3, 2025, to be mailed to the shareholders of the Company

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Junsei Ryu
Name:	Junsei Ryu
Title:	Director and Chief Executive Officer

Date: November 3, 2025

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